December 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Attention: Mr. Alan Campbell

Re: TransCode Therapeutics, Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-292112

Dear Mr. Campbell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), TransCode Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 22, 2025, at 4:15 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Adam V. Johnson at (212) 459-7072.

Please contact Adam V. Johnson of Goodwin Procter LLP via telephone at (212) 459-7072 or via e-mail (AdamJohnson@goodwinlaw.com) with any questions.

Sincerely,

TRANSCODE THERAPEUTICS, INC.

/s/ Philippe P. Calais
Philippe P. Calais Chief Executive Officer

cc:	Thomas Fitzgerald, TransCode Therapeutics, Inc.
Michael Bison, Goodwin Procter LLP
Adam V. Johnson, Goodwin Procter LLP